EXHIBIT 99.1

Wanda Sports Comment on Media Speculation
BEIJING, February 19, 2020 (GLOBE NEWSWIRE) – While it is the policy of Wanda Sports Group Company Limited (the “Company”) (NASDAQ: WSG) not to comment on rumors in the marketplace or in media reports, in response to recent media speculation and noting recent appreciation in the price of its American Depositary Shares, the Company confirmed today that it is engaging in preliminary discussions concerning a potential sale of The IRONMAN Group.
There can be no assurance that any agreement will be reached with respect to a transaction or that a transaction will be consummated.  The Company further notes that it does not intend to comment further on this matter unless and until it deems further disclosure is required.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.   All forward-looking statements speak only as of the date of this press release and are expressly qualified in their entirety by the cautionary statements included in this press release.  The Company disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

For investor and media inquiries, please contact:
In China:

Wanda Sports Group
Edith Kwan
Tel: +86 (10) 8558 7456
E-mail: ir@wsg.cn
In the United States:
Sard Verbinnen & Co
Paul Scarpetta
E-mail: WandaSports-SVC@SARDVERB.com